Exhibit 99.1

ADVANTAGE OIL & GAS LTD.

Report in Respect of Voting Results Pursuant to Section 11.3 of National
Instrument 51-102 - Continuous Disclosure Obligations

In respect of the Annual General Meeting of holders of common shares of Advantage Oil & Gas Ltd. ("Advantage") held May 25, 2011 (the "Meeting"), the following sets forth a brief description of each matter voted upon at such Meeting and the outcome of the vote:

Votes by Ballot
Description of Matter		Outcome of Vote	Votes For	Votes Against

1.	Ordinary resolution to fix the number of directors of Advantage at nine (9).	Passed	N/A	N/A
2.	Ordinary resolution approving the election of the following nominees as directors of Advantage for the ensuring year or until their successors are elected or appointed:
Stephen E. Balog Kelly I. Drader Paul G. Haggis John A. Howard Andy J. Mah Ronald A. McIntosh Sheila H. O'Brien Carol D. Pennycook Steven Sharpe
99.55% FOR / 0.45% WITHHELD
82.83% FOR / 17.17% WITHHELD
97.78% FOR / 2.22% WITHHELD
99.13% FOR / 0.87% WITHHELD
99.51% FOR / 0.49% WITHHELD
99.56% FOR / 0.44% WITHHELD
99.08% FOR / 0.92% WITHHELD
81.23% FOR / 18.77% WITHHELD
99.32% FOR / 0.68% WITHHELD

3.
Ordinary resolution approving the appointment of PricewaterhouseCoopers LLP, Chartered Accountants as auditors of Advantage and to authorize the directors of Advantage to fix their remuneration as such.
		Passed	N/A	N/A
Dated at Calgary, Alberta this 25th day of May, 2011.